December 6, 2019

Keith Regnante
Chief Financial Officer
Wave Life Sciences Ltd.
7 Straits View #12-00
Marina One East Tower
Singapore 018936

       Re: Wave Life Sciences Ltd.
           Form 10-K for fiscal year ended December 31, 2018
           Filed March 1, 2019
           File No. 001-37627

Dear Mr. Regnante:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences